April 16, 1998



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

ATTN: Ms. Patsy Mengiste
      Document Control - EDGAR

Re:   IDS Life Variable Annuity Fund B (Individual and Group)
      Post-Effective Amendment No. 60
      File No. 2-47430 and 2-29358/811-1674

Dear Ms. Mengiste

Registrant hereby requests that you disregard the 485BPOS filing transmitted on April 16, 1998.

The revised version of this filing will be filed on or about April 17, 1998.

Sincerely,





Mary Ellyn Minenko
Counsel

MEM/dm